May 8, 2025

Nathan Ring
Vice President and Chief Financial Officer
Knife River Corporation
1150 West Century Avenue
P.O. Box 5568
Bismarck, ND 58506-5568

       Re: Knife River Corporation
           Form 10-K for the fiscal year ended December 31, 2024
           Filed February 21, 2025
           File No. 001-41642
Dear Nathan Ring:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2024
Item 8. Financial Statements and Supplementary Data
Notes to Financial Statements
Note 15 - Business Segment Data, page 99

1. Please tell us how you comply with the requirements to present the following for each reportable segment in accordance with ASC 280-10-50-22:
           Interest revenue and interest expense separately, per paragraph 50-22.c. and d.,
           and
           Income tax expense or benefit in accordance with paragraph 50-22h.
2. Please tell us why segment revenues disclosed on page 100 do not reconcile with the corresponding segment revenues disclosed on pages 46-51 for all periods presented. For example, $493,066 of revenue from external customers for
Pacific in
       2024 corresponds with $493.1 on page 46 but the revenue amounts for Northwest,
       Mountain, Central, and Energy Services segments do not reconcile.
 May 8, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Brian McAllister at 202-551-3341 or Kimberly Calder at 202-551-3701
if you have questions regarding comments on the financial statements and related matters.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation